Exhibit 99.1

Can-Fite and Gebro Pharma holding European Conference on Development & Commercialization of Phase III Drug Candidate Piclidenoson in the Treatment of Rheumatoid Arthritis

PETACH TIKVA, Israel, October 17, 2019 -- Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE:CFBI), a biotechnology company with a pipeline of proprietary small molecule drugs that address cancer, liver and inflammatory diseases and Gebro Pharma, a European mid-size Pharmaceutical company announced today it is holding an International Advisory Board conference with a panel of eleven Key Opinion Leaders in rheumatoid arthritis from Austria, Switzerland, and Spain focused on Piclidenoson.

Gebro Pharma has licensed the distribution rights to Piclidenoson for the indications of rheumatoid arthritis and psoriasis in Austria, Switzerland, and Spain. The purpose of the meeting, which is taking place in Fieberbrunn, Austria, Gebro Headquarters, on October 17-18, 2019, is to conduct a scientific review of Piclidenoson, the role of the Adenosidne receptor A3 and mechanism of action of the molecule and aspects related to patient populations. Can-Fite’s CEO Dr. Pnina Fishman, Medical Director Dr. Michael Silverman, and VP Business Development Dr. Sari Fishman are delivering presentations at the conference together with the participation of European Key Opinion Leaders in rheumatoid arthritis, Dr. Burkhard Leeb and Dr. Sander W. Tas.

Can-Fite is currently enrolling 500 patients in Europe, Canada, and Israel in a Phase III study of Piclidenoson as a first-line treatment for rheumatoid arthritis. The study will evaluate Piclidenoson as compared to placebo, and compared to methotrexate, the current standard of care for first-line treatment of rheumatoid arthritis.

“This highly productive forum with our distribution partner Gebro is an opportunity for us to engage directly with their network of doctors in Europe regarding how Piclidenoson may meet an unmet need for patients who seek a safe and effective treatment for newly diagnosed rheumatoid arthritis,” stated Can-Fite CEO Dr. Pnina Fishman.

“Gebro considers Piclidenoson as an important milestone to strengthen its competence in the treatment of RA and psoriasis and to provide patients with an innovative concept of treatment for such diseases,” stated Gebro Pharma CEO Dr. Christian Kollenz.

About Piclidenoson

Piclidenoson is a novel, first-in-class, A3 adenosine receptor agonist (A3AR) small molecule, orally bioavailable drug with a favorable therapeutic index demonstrated in Phase II clinical studies. Piclidenoson is currently under development for the treatment of autoimmune inflammatory diseases. It is being evaluated in a Phase III study as a first line treatment for rheumatoid arthritis and a Phase III study in the treatment of moderate-to-severe psoriasis.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, inflammatory disease and sexual dysfunction. The Company's lead drug candidate, Piclidenoson, is currently in Phase III trials for rheumatoid arthritis and psoriasis. Can-Fite's liver cancer drug, Namodenoson, recently completed a Phase II trial for hepatocellular carcinoma (HCC), the most common form of liver cancer, and is in a Phase II trial for the treatment of non-alcoholic steatohepatitis (NASH). Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company's third drug candidate, has shown efficacy in the treatment of erectile dysfunction in preclinical studies and the Company is investigating additional compounds, targeting A3AR, for the treatment of sexual dysfunction. These drugs have an excellent safety profile with experience in over 1,000 patients in clinical studies to date. For more information please visit: www.can-fite.com.

About Gebro Pharma

Gebro Pharma is a privately-owned leading pharma group founded in Austria in the late 1940s, with over 500 employees and more than 70 years of experience in research, manufacturing and marketing of pharmaceutical specialties. Its headquarters are located in Fieberbrunn (Austria), where Gebro is one of the main local players, with commercial operations also in Spain and Switzerland. With a total turnover of 185M€ in 2018, Gebro is positioned as a leader in pain and rheumatology with a strong portfolio.

Additionally, Gebro Pharma has also built a portfolio around urology, respiratory, dermatology, GI and CV depending on the territory.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, market risks and uncertainties, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; statements as to the impact of the political and security situation in Israel on our business; and risks and other risk factors detailed in Can-Fite’s filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114

For more information please visit:

www.gebro.es

DISCLAIMER

In compliance with article 101.c) 16 of Law 29/2006, this press release can only be circulated to specialized media addressed to authorized personnel for the prescription or dispensation of drugs.

LABORATORIOS GEBRO PHARMA S.A. will hold responsible anyone who acts contrary to our indications in terms of dissemination of information for all the consequences and/or claims from third parties that may arise from the breach.